As filed with the Securities and Exchange Commission on January 30, 2001

                                                      Registration No. 333-42512

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Post-Effective Amendment
                                    No. 5 to
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                       AMERICAN COMMUNITY BANCSHARES, INC.
                 (Name of small business issuer in its charter)


             North Carolina                                6712                               56-2179531
(State or Jurisdiction of Organization)     (Primary Standard Industrial Code)     (IRS Employer Identification No.)


                          2593 West Roosevelt Boulevard
                        Monroe, North Carolina 28111-0418
                                 (704) 225-8444
          (Address and telephone number of principal executive offices)

                           Randy P. Helton, President
                          2593 West Roosevelt Boulevard
                        Monroe, North Carolina 28111-0418
                                 (704) 225-8444
            (Name, address and telephone number of agent for service)


                                   Copies to:

     Anthony Gaeta, Jr., Esq.                            Brian T. Atkinson, Esq.
        Erik Gerhard, Esq.                               Moore & Van Allen, PLLC
      Gaeta & Glesener, P.A.                              100 North Tryon Street
 808 Salem Woods Drive, Suite 201                                Floor 47
         Raleigh, NC 27615                                 Charlotte, NC 28202
          (919) 845-2558                                      (704) 331-1000



APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

PROSPECTUS SUPPLEMENT
January 31, 2001

                       American Community Bancshares, Inc.

                                  Common Stock
                         Purchase Price $9.50 Per Share

     1,000,000 Shares                                        131,575 Shares
        (Maximum)                                              (Minimum)

                               RECENT DEVELOPMENTS

This Prospectus Supplement dated January 31, 2001 describes material developments in the stock offering of American Community Bancshares, Inc. It should be read in conjunction with the Prospectus dated October 2, 2000 and the Prospectus Supplement dated December 19, 2000 to which this Supplement is made a part.

Reduction in the Minimum Number of Shares Offered: The Board of Directors, by a resolution effected January 16, 2001, reduced the minimum number of shares offered from 500,000 shares to 131,575 shares. The number of shares to be outstanding after the Offering will equal 1,623,637 shares if the minimum is sold.

Right of Existing Subscribers: All persons that subscribed for shares before January 31, 2001 may rescind their subscriptions and receive a refund with interest. If you have subscribed, you will receive written instructions regarding your rescission rights and a form allowing you to either receive a refund with interest or to allow your subscription to remain in effect. If we do not receive a form from you as to your choice by February 28, 2001, we automatically will refund your subscription funds with interest.

First Quarter Trading Price of Stock: American Community Bancshares, Inc.'s common stock from January 1, 2001 through January 22, 2001 has traded at a high of $8.75 per share and a low of $7.75 per share.

                       American Community Bancshares, Inc.
                             American Community Bank

         Mailing Address:                               Executive Offices:
       Post Office Box 5035                       2593 West Roosevelt Boulevard
Monroe, North Carolina 28111-5035                     Monroe, North Carolina

                              Phone: (704) 225-8444

             MARKET FOR COMMON STOCK AND RELATED SHAREHOLDER MATTERS


Market Information

American Community Bancshares' common stock is currently being traded on the Nasdaq SmallCap Market under the symbol "ACBA." It began trading on this market on July 17, 2000. Prior thereto, it was traded on the OTC Bulletin Board System. The prices reflected below are for American Community Bancshares since April 28, 2000, the date of its organization. For dates prior thereto, the prices reflect the shares of common stock of American Community Bank. The following table gives the high and low sales prices for the calendar quarters indicated and are adjusted to reflect our 20% stock dividend paid in December 1999:

                                   Sale Price

                                                  High          Low
            1999
            First Quarter                     $   9.20      $   7.50
            Second Quarter                       10.41          8.30
            Third Quarter                        10.80          9.60
            Fourth Quarter                       12.50         10.00

            2000
            First Quarter                     $  13.00      $   9.65
            Second Quarter                       10.87          8.25
            Third Quarter                         9.44          7.00
            Fourth Quarter                       10.125         8.00

            2001
            First Quarter                     $   8.75      $   7.75
            (thru January 22, 2001)

The over-the-counter quotations prior to July 17, 2000 reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                 USE OF PROCEEDS

We estimate the net proceeds from the sale of the minimum of 131,575 shares and maximum of 1,000,000 shares of common stock we are offering will be a minimum of approximately $1.25 million and a maximum of approximately $9.375 million, assuming an offering price of $9.50 per share and after deducting estimated sales commissions and offering expenses of approximately $125,000.

We intend to use these net proceeds to: (i) enhance American Community Bank's liquidity position; (ii) provide funding or capital to American Community Bank to support additional branch locations and other corporate purposes; (iii) initiate new businesses or acquire other financially related businesses or banks; (iv) general corporate purposes.


                                                             Maximum              Minimum
                                                           Net Proceeds         Net Proceeds

      Held at American Community Bancshares, Inc.         $4,687,500 (1)         $625,000 (1)

      Invested in American Community Bank                 $4,687,500 (2)         $625,000 (2)
                                                          --------------         ------------

      Total                                                   $9,375,000           $1,250,000

(1)      Some or all may be loaned to American Community Bank.

(2)      Added to the capital  accounts of American  Community  Bank.  Approximately  $1 million to be used to fund capital improvements at two new branch locations.

At the current time, we do not have any agreements nor are we engaged in any negotiations to make any acquisitions, but are constantly evaluating opportunities to do so.

The net proceeds will initially be invested in short-term investment grade securities until such time as management can deploy the proceeds.

                                 CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2000 on an actual basis and on a pro forma basis as adjusted to give effect to this offering, assuming an offering price of $9.50 per share. You should read this information together with our consolidated financial statements and related notes, which are included elsewhere in this Prospectus.


                                                                                   At June 30, 2000
                                                                      Actual        Minimum (1)        Maximum (1)
Shareholders' Equity:

Preferred  Stock,  no par value,  1,000,000  shares  authorized,
none issued.                                                                  --                --                 --

Common  Stock,  $1.00 par value,  9,000,000  shares  authorized,
1,492,062,   1,623,637   and   2,492,062   shares   issued   and     $ 1,492,062       $ 1,623,637        $ 2,492,062
outstanding.

Additional paid-in capital                                            11,089,597        12,082,985         19,463,691

Accumulated deficit                                                  (1,361,916)       (1,361,916)        (1,361,916)

Accumulated other comprehensive loss                                       (609)             (609)              (609)
                                                                           -----             -----              -----

Total Shareholders' Equity                                           $11,219,134       $12,344,097        $20,593,228
                                                                     ===========       ===========        ===========

Capital Ratios:

Leverage                                                                  12.85%            13.69%             21.34%

Tier 1 Risk-Based                                                         11.96%            13.04%             21.54%

Total Risk-Based                                                          13.21%            14.27%             22.76%

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Sections 55-8-50 through 55-8-58 of the North Carolina General Statutes permit a corporation to indemnify its directors, officers, employees or agents under either or both a statutory or nonstatutory scheme of indemnification. Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director, officer, employee or agent of the corporation who was, is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative, or investigative, because of the fact that such person was a director, officer, agent or employee of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) and reasonable expenses incurred in connection with a proceeding (including counsel fees), but no such indemnification may be granted unless such director, officer, agent or employee
(i) conducted himself in good faith, (ii) reasonably believed (a) that any action taken in his official capacity with the corporation was in the best interest of the corporation or (b) that in all other cases his conduct at least was not opposed to the corporation's best interest, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Whether a director has met the requisite standard of conduct for the type of indemnification set forth above is determined by the board of directors, a committee of directors, special legal counsel or the shareholders in accordance with Section 55-8-55. A corporation may not indemnify a director under the statutory scheme in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding in which a director was adjudged liable on the basis of having received an improper personal benefit.

In addition to, and separate and apart from the indemnification described above under the statutory scheme, Section 55-8-57 of the North Carolina General Statutes permits a corporation to indemnify or agree to indemnify any of its directors, officers, employees or agents against liability and expenses (including attorney's fees) in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities in such capacities, except for any liabilities or expenses incurred on account of activities that were, at the time taken, known or believed by the person to be clearly in conflict with the best interests of the corporation. The Bylaws of American Community Bancshares provide for indemnification to the fullest extent permitted under North Carolina law for persons who serve as directors or officers of American Community Bancshares, or at the request of American Community Bancshares serve as an officer, director, agent, partner, trustee, administrator or employee for any other foreign or domestic entity, except to the extent such activities were at the time taken known or believed by the potential indemnities to be clearly in conflict with the best interests of American Community Bancshares. Accordingly, American Community Bancshares may indemnify its directors, officers or employees in accordance with either the statutory or non-statutory standards.

Sections 55-8-52 and 55-8-56 of the North Carolina General Statutes require a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or officer who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director or officer was a party. Unless prohibited by the articles of incorporation, a director or officer also may make application and obtain court-ordered indemnification if the court determines that such director or officer is fairly and reasonably entitled to such indemnification as provided in Sections 55-8-54 and 55-8-56.

[Finally, Section 55-8-57 of the North Carolina General Statutes provides that a corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by such persons, whether or not the corporation is otherwise authorized by the NCBCA to indemnify such party. American Community Bancshares has purchased a standard directors' and officers liability policy which will, subject to certain limitations, indemnify American Community Bancshares and its officers and directors for damages they become legally obligated to pay as a result of any negligent act, error, or omission committed by directors or officers while acting in their capacity as such.
American Community Bancshares may also purchase such a policy.]

As permitted by North Carolina law, Article 5 of American Community Bancshares' Articles of Incorporation limits the personal liability of directors for monetary damages for breaches of duty as a director arising out of any legal action whether by or in the right of American Community Bancshares or otherwise, provided that such limitation will not apply to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of American Community Bancshares, (ii) any liability under Section 55-8-33 of the General Statutes of North Carolina, or (iii) any transaction from which the director derived an improper personal benefit (which does not include a director's reasonable compensation or other reasonable incidental benefit for or on account of his service as a director, officer, employee, independent contractor, attorney, or consultant of American Community Bancshares).

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Registration Fee                                    $  2,244  *
Sales Agent Commission                                25,000 **
NASD Fee                                               1,162  *
Listing Fee                                           10,000  *
Printing and Engraving Expenses                       20,000  *
Legal Fees and Expenses                               45,000  *
Accounting Fees and Expenses                          15,000  *
Blue Sky Fees and Expenses                             5,000  *
Miscellaneous                                          2,500  *
                                                       --------
     Total                                         $ 125,906

*    Estimated
**  Estimated sale of 11,875 shares

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

American Community Bancshares has sold no unregistered securities since it was chartered on February 16, 2000.

ITEM 27. INDEX TO EXHIBITS.

The following exhibits are filed with this Registration Statement:


       Exhibit
       Number       Description
       -------      -----------
         1.1        Sales Agency Agreement (previously filed)
         1.2        Selected Dealer Agreement (previously filed)
         1.3        Escrow Agreement (previously filed)
         3.1        Articles of Incorporation of American Community Bancshares,
                    Inc. *
         3.2        Bylaws of American Community Bancshares, Inc. *
          4         Specimen common stock Certificate *
          5         Opinion of Gaeta & Glesener, P.A. regarding the legality of the securities being
                    registered (previously filed)
        10.1        1999 Incentive Stock Option Plan *
        10.2        1999 Nonstatutory Stock Option Plan *
        10.3        Employment Agreement of Randy P. Helton dated April 15,
                    1998 *
        10.4        401(k) Savings Plan of American Community Bank *
         21         Subsidiaries of American Community Bancshares, Inc.
                    (previously filed)
        23.1        Consent of Dixon Odom PLLC (previously filed)
        23.2        Consent of Gaeta & Glesener, P.A. (contained in Exhibit 5
                    hereto)
         24         Power of Attorney (previously filed)
         27         Financial Data Schedule (previously filed)
         99         Letter to Subscriber (previously filed)

* Incorporated by reference to the Registration Statement of American Community Bancshares, Inc. on Form S-4, Registration No. 333-31148 as filed with the Securities and Exchange Commission on February 25, 2000.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Monroe, State of North Carolina, on January 30, 2001.


                                            AMERICAN COMMUNITY BANCSHARES, INC.


                                       By: /s/ Randy P. Helton
                                           --------------------
                                           Randy P. Helton
                                           President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on January 30, 2001 by the following persons in the capacities indicated.


/s/ Randy P. Helton
-------------------
Randy P. Helton
President and Chief Executive Officer

/s/ Dan R. Ellis, Jr.
---------------------
Dan R. Ellis, Jr.
Chief Financial Officer and Secretary

/s/ Thomas J. Hall*
-------------------
Thomas J. Hall
Director

/s/ Larry S. Helms*
-------------------
Larry S. Helms
Director

/s/ Kenneth W. Long*
--------------------
Kenneth W. Long
Director

/s/ L. Steven Phillips*
-----------------------
L. Steven Phillips
Director

/s/ David D. Whitley*
---------------------
David D. Whitley
Director

/s/ Gregory N. Wylie*
---------------------
Gregory N. Wylie
Director


*        /s/ Randy P. Helton
         -------------------
         By Randy P. Helton
         Attorney-in-Fact